Exhibit 99.1

Operating capacity doubled to >2.3 EH/s
Mackenzie (50MW) commissioned ahead of schedule
Miner deliveries during 2022 increased from 4.3 EH/s to 6.0 EH/s
Key Highlights1
Key metrics[2]	Jul-22
Average operating hashrate (PH/s)	1,117
Bitcoin mined[3]	154
Mining revenue (US$'000)	3,358
Electricity costs (US$'000)	1,360
Revenue per Bitcoin (US$)	21,823
Electricity costs per Bitcoin (US$)	8,836

•	Updates post month end:
•	Commissioned remainder of the first 1.5 EH/s (50MW) at Mackenzie ahead of schedule, approximately doubling operating capacity to exceed 2.3 EH/s
•	Reached agreement with Bitmain Technologies Limited to ship an additional 1.7 EH/s of S19j Pro miners in August 2022, increasing expected operating capacity from 4.3 EH/s to 6.0 EH/s
•	Corporate:
•	Welcomed Heather Miller as Vice President – People, Culture and Community and Javier Garcia as General Manager – Engineering
•	Iris Energy to present at the Canaccord Genuity 42nd Annual Growth Conference in Boston
•	Operations:
•	Average operating hashrate of 1,117 PH/s
•	Monthly operating revenue of US$3.4 million
•	154 Bitcoin mined
•	Construction:
•	Mackenzie (2.1 EH/s, 80MW – BC, Canada)
o	Construction activities continue to progress for the expansion from 50MW to 80MW and remains on track to be completed by the end of Q4 2022
•	Prince George (1.4 EH/s, 50MW – BC, Canada)
o	Construction substantially complete for the first and second data center buildings (20MW and 10MW), with the third data center building (20MW) well advanced
o	Internal fit out of all three data center buildings underway
o	Installation of major equipment in the substation has commenced
•	Childress (preparatory construction activities – Texas, USA)
o	Preparatory construction and procurement activities remain ongoing at the 600MW site
o	Potential development options under consideration, including with respect to the recently announced additional 1.7 EH/s of contracted miners

1 All timing references in this investor update are to calendar quarters and calendar years, unless otherwise specified.
2 The preliminary financial information for the month of July 2022 included in this investor update is not subject to the same closing procedures as our unaudited quarterly financial results and has not been reviewed by our independent registered public accounting firm. The preliminary financial information included in this investor update does not represent a comprehensive statement of our financial results or financial position, and should not be viewed as a substitute for unaudited financial statements prepared in accordance with International Financial Reporting Standards. Accordingly, you should not place undue reliance on the preliminary financial information included in this investor update.
3 Reflects Bitcoin mined post deduction of mining pool fees (currently 0.5% x total Bitcoin mined).

Corporate update
Miner deliveries during 2022 increased from 4.3 EH/s to 6.0 EH/s

On August 1, 2022, the Company announced that it had reached agreement with Bitmain Technologies Limited (“Bitmain”) to ship an additional 1.7 EH/s of S19j Pro miners in August 2022. This increases the Company’s expected operating capacity from 4.3 EH/s to 6.0 EH/s. The Company is currently working through deployment options across its sites, including Childress, for the additional capacity.
$46.7 million of the previous $130 million of payments made to Bitmain have been applied to secure the additional 1.7 EH/s, and utilization of the remaining $83.3 million of payments in respect of additional contracted miners above the 6.0 EH/s continue to be subject to ongoing discussions with Bitmain.4
Heather Miller, Vice President – People, Culture and Community

The Company welcomed Heather Miller as Vice President – People, Culture and Community. Heather has over 15 years’ senior People and Culture professional experience across all aspects of HR and joins Iris Energy from Nutrien, a ~US$45bn5 multinational agribusiness, where she was Senior Director, Digital HR & HR Business Relations.
Javier Garcia, General Manager – Engineering

The Company welcomed Javier Garcia as General Manager – Engineering. Javier is a professional Engineer with over 15 years’ experience in Electrical Engineering and Power operations, and joins us from Rio Tinto, a ~US$101bn5 multinational mining group, where he was the Power Operations and Nechako Reservoir Superintendent for the Kitimat alumina smelter and hydro power generation.
Canaccord Genuity 42nd Annual Growth Conference

Iris Energy will be participating at the upcoming Canaccord Genuity 42nd Annual Growth Conference in Boston, Massachusetts between August 8-11, 2022.
In attendance will be Daniel Roberts (Co-Founder and Co-CEO). Daniel will be presenting an overview of the Company on Tuesday, August 9 at 1.00 p.m. Eastern Time. Interested parties can register to view a webcast of the presentation using this link:
https://wsw.com/webcast/canaccord76/register.aspx?conf=canaccord76&page=iren&url=https://wsw.com/webcast/canaccord76/iren/2457306
Daniel will also be available for one-on-one meetings with investors during the conference. For more information, please contact a Canaccord Genuity sales representative.
Canal Flats update (0.8 EH/s, 30MW) – BC, Canada
Canal Flats has been powered by 100% renewable energy since inception.6

The project achieved average monthly operating hashrate of 836 PH/s in July compared to 872 PH/s in June. The slight reduction from June was due to the impact of summer temperatures on our first generation pilot R&D facilities. Canal Flats continued to exceed previously announced site capacity of 0.7 EH/s.
In line with our focus on sustainability across all aspects of our operations, the Canal Flats logistics team recently installed a new green initiative with an expanded polyethylene (EPE) foam densifier, which has the capacity to recycle over two tonnes of EPE per month, derived from miner packaging. The machine reduces the volume of EPE by 90:1, which allows densified EPE ingots to be sold and recycled into a number of new polyethylene products.

4 The timing and volume of any additional future deliveries (i.e. beyond the 1.7 EH/s scheduled for shipment in August 2022) under the separate $400m hardware purchase contract for miners are subject to ongoing discussions with Bitmain. The Company has not made all recent payments under that contract and does not currently expect to make upcoming payments in respect of any such additional future deliveries under that contract. The Company can make no assurances as to the outcome of these discussions (including any impact on the Company’s expansion plans or payments made under that contract).
5 Approximate market capitalizations as at August 5, 2022. Source: Bloomberg.
6 Currently 98% directly from renewable energy sources; 2% from purchase of RECs.

EPE foam densifier
Mackenzie update (2.1 EH/s, 50MW initial / 80MW total) – BC, Canada
Mackenzie has been powered by 100% renewable energy since inception.6

On August 8, 2022, the Company announced it had energized the remainder of the first 1.5 EH/s (50MW) at Mackenzie, marking delivery of phase two of the project. Both initial phases have been commissioned ahead of schedule:
•	Phase one: 0.3 EH/s (9MW) – April 13, 2022 (original target end of Q2 2022)
•	Phase two: 1.2 EH/s (41MW) – August 5, 2022 (original target end of Q3 2022)

Construction activities at Mackenzie continue to progress for phase three, with the expansion from 50MW to 80MW still on track to be completed by the end of Q4 2022.
The initial 9MW at Mackenzie achieved average monthly operating hashrate of 282 PH/s in July compared to 292 PH/s in June. The slight reduction was in line with expectations and due to the temporary power draw cap of 9MW and increased exhaust fan utilization during the warmer weather, along with scheduled outages associated with the site transitioning to the high voltage transmission network in early August as part of energization of the full 1.5 EH/s (50MW).
Upon completion of all three phases at Mackenzie, 80MW of proprietary data centers are expected to power ~22,000 Bitmain S19j Pro and S19j miners (already under contract), generating 2.1 EH/s of incremental hashrate.

Mackenzie – high voltage tap connection	Mackenzie – second data center building

Prince George update (1.4 EH/s, 50MW) – BC, Canada
Building construction is substantially complete on the first and second data center buildings (20MW and 10MW) including all exhaust fans installed, and is close to complete for the third data center building (20MW). Internal fit out of all three data center buildings is underway.
Major equipment installation in the substation has commenced and the underground portions of the on-site distribution network are complete.
Prince George remains on track to be energized by the end of next month and, upon completion, 50MW of proprietary data centers are expected to power ~15,000 Bitmain S19j Pro and S19j miners (already under contract), generating 1.4 EH/s of incremental hashrate.
See Prince George construction progress video here: https://www.youtube.com/watch?v=Xgh1kiyiws8

Prince George – exhaust fans being installed	Prince George – data center internal fit out

Childress update – Texas, USA
As previously announced, the Company continues to progress preparatory construction and procurement activities at the 600MW Childress site to preserve the opportunity to scale once market conditions improve.
All required construction permits are in place, construction of the access road to the main development area and site civil works are ongoing, and purchase orders have been placed on key long-lead items, including the 345kV step-down transformer, 138kV step-down transformer and associated circuit breakers.
Potential development options are under consideration, including with respect to the recently announced additional 1.7 EH/s of contracted miners.

Childress – site construction office and entrance	Childress – aerial view of site civil works

Community engagement
Applications for the Community Grants Program at Mackenzie and Childress are now closed. Applications are currently being reviewed, with grants to be made available in due course.
Other notable local community initiatives during the month included sponsoring the 4th of July kids parade in Childress and renewing our support for the Columbia Valley Rockies Hockey Club for the 2022/2023 season.
Future development sites
Development works continued across additional sites in Canada, the USA and Asia-Pacific, which have the potential to support up to an additional >1GW of aggregate power capacity capable of powering growth beyond the Company’s 795MW of announced power capacity.
Operating and financial results
Daily average operating hashrate chart
Technical commentary

The Company’s average operating hashrate was 1,117 PH/s in July compared to 1,164 PH/s in June, with the Company’s operating capacity increasing to over 2.3 EH/s following the transition to the high voltage transmission network in early August as part of energization of the remainder of the first 50MW at Mackenzie. Power prices at Mackenzie are also expected to reduce by approximately 19% as a result of moving from the distribution feed to the transmission network.
The Company mined 154 Bitcoin during the month, a 4% increase from 148 Bitcoin mined during June 2022, which was primarily attributable to a decline in the average difficulty-implied global hashrate during the period plus one extra operating day in the month. The fall in the global hashrate suggests higher cost miners may have dropped out of the global Bitcoin network during the period, thereby allowing lower cost miners (such as Iris Energy) to increase their share of the network and Bitcoin mined.
The increase in electricity costs in July compared to June was primarily due to one extra operating day in the month.

Operating*	May-22	Jun-22	Jul-22
Renewable energy usage (MW)[7]	37	36	36
Avg operating hashrate (PH/s)	1,165	1,164	1,117
* Reflects actual recorded operating power usage and hashrate (not nameplate). Note: nameplate capacity is higher than actual operating power usage due to features of the Company’s proprietary data center design which utilizes variable speed fans to reduce power consumption during cooler months, as well as the Company maintaining a buffer within its infrastructure capacity that can be also directed to other site uses (e.g. in-house fabrication shop at Canal Flats is currently operating as Iris Energy has the advantage of saving time and costs by internally constructing certain components for its expansion sites).
Financial (unaudited)	May-22	Jun-22	Jul-22
Bitcoin mined*	151	148	154
Mining revenue (US$’000)	4,868	3,546	3,358
Electricity costs (US$’000)	1,411	1,315	1,360**
Revenue per Bitcoin (US$)	32,264	23,925	21,823
Electricity costs per Bitcoin (US$)	9,352	8,875	8,836
* Reflects Bitcoin mined post deduction of mining pool fees (currently 0.5% x total Bitcoin mined).
** The increase in electricity costs (vs. June) was primarily due to one extra operating day in the month.
Miner Shipping Schedule	Hardware	Units	EH/s (incremental)	EH/s (cumulative)
Operating (July 2022)	S19j Pro[8]	10,529	1.1	1.1
Inventory – pending deployment	S19j Pro / S19j9	27,031	2.4	3.5
Inventory – in transit	S19j	1,119	0.1	3.7
Q3 2022	S19j Pro / S19j	23,012	2.2	5.9
Q4 2022	S19j	1,500	0.1	6.0
Total		63,191	6.0[10]	6.0

Site	Capacity (MW)	Capacity (EH/s)	Timing	Status
Canal Flats (BC, Canada)	30	0.8	Complete	Operating
Mackenzie (BC, Canada)	50	1.5	Complete	Operating
	30	0.6	Q4 2022	Under construction
Prince George (BC, Canada)	50	1.4	Q3 2022	Under construction
Total (end of Q4 2022)	160	4.3

About Iris Energy
Iris Energy is a sustainable Bitcoin mining company that supports the decarbonization of energy markets and the global Bitcoin network.
•	Focus on low-cost renewables: Iris Energy targets markets with low-cost, excess and/or under-utilized renewable energy, and where the Company can support local communities
•
Long-term security over infrastructure, land and power supply: Iris Energy builds, owns and operates its electrical infrastructure and proprietary data centers, providing long-term security and operational control over its assets

•
Seasoned management team: Iris Energy’s team has an impressive track record of success across energy, infrastructure, renewables, finance, digital assets and data centers with cumulative experience in delivering >$25bn in energy and infrastructure projects globally

7 Comprises actual power usage for Canal Flats and estimated power usage for Mackenzie.
8 Includes mix of lower efficiency hardware, which is estimated to represent less than 1% of the operating 1.1 EH/s.
9 Includes mix of lower efficiency hardware, which is estimated to represent less than 6% of miners pending deployment.
10 The Company has made $83m of payments in respect of contracted miners above the initial 6.0 EH/s, which are subject to ongoing discussions with Bitmain. Please see footnote 4 for more details.

Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Iris Energy’s future financial or operating performance. For example, forward-looking statements include but are not limited to the expected increase in the Company’s power capacity and operating capacity, the Company’s business plan, the Company’s capital raising plans, the Company’s anticipated capital expenditures and additional borrowings, the impact of discussions with Bitmain regarding the Company’s hardware purchase contract for additional miners, and the expected schedule for hardware deliveries and for commencing and/or expanding operations at the Company’s sites. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.
These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Iris Energy’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Iris Energy’s limited operating history with operating losses; electricity outage, limitation of electricity supply or increase in electricity costs; long term outage or limitation of the internet connection at Iris Energy’s sites; any critical failure of key electrical or data center equipment; serial defects or underperformance with respect to Iris Energy’s equipment; failure of suppliers to perform under the relevant supply contracts for equipment that has already been procured which may delay Iris Energy’s expansion plans; supply chain and logistics issues for Iris Energy or Iris Energy’s suppliers; cancellation or withdrawal of required operating and other permits and licenses; customary risks in developing greenfield infrastructure projects; Iris Energy’s evolving business model and strategy; Iris Energy’s ability to successfully manage its growth; Iris Energy’s ability to raise additional financing (whether because of the conditions of the markets, Iris Energy’s financial condition or otherwise) on a timely basis, or at all, which could adversely impact the Company’s ability to meet its capital commitments (including payments due under its hardware purchase contracts with Bitmain) and the Company’s growth plans; Iris Energy’s failure to make certain payments due under any one of its hardware purchase contracts with Bitmain on a timely basis could result in liquidated damages, claims for specific performance or other claims against Iris Energy, any of which could result in a loss of all or a portion of any prepayments or deposits made under the relevant contract or other liabilities in respect of the relevant contract, and could also result in Iris Energy not receiving certain discounts under the relevant contract or receiving the relevant hardware at all, any of which could adversely impact its business, operating expansion plans, financial condition, cash flows and results of operations; the terms of any additional financing, which could be less favorable or require Iris Energy to comply with more onerous covenants or restrictions, any of which could restrict its business operations and adversely impact its financial condition, cash flows and results of operations; competition; Bitcoin prices, which could adversely impact its financial condition, cash flows and results of operations, as well as its ability to raise additional financing; risks related to health pandemics including those of COVID-19; changes in regulation of digital assets; and other important factors discussed under the caption “Risk Factors” in Iris Energy’s final prospectus filed pursuant to Rule 424(b)(4) with the SEC on November 18, 2021, as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of Iris Energy’s website at https://investors.irisenergy.co.
These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any forward-looking statement that Iris Energy makes in this press release speaks only as of the date of such statement. Except as required by law, Iris Energy disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.
Contacts
Media
Jon Snowball
Domestique
+61 477 946 068
Investors
Bom Shin
Iris Energy
+61 411 376 332
bom.shin@irisenergy.co
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